EXHIBIT 21.1
SUBSIDIARIES OF SYNOPSYS, INC.*

Name	Jurisdiction of Incorporation
Black Duck Software, Inc.	Delaware
Coverity LLC	Delaware
Nihon Synopsys G.K.	Japan
SNPS Ireland New Limited	Ireland
Synopsys Emulation and Verification S.A.S.	France
Synopsys Global Kft.	Hungary
Synopsys International Limited	Ireland
Synopsys Ireland Unlimited Company (in voluntary liquidation)	Ireland
Synopsys Korea, Inc.	Korea
Synopsys Netherlands B.V.	Netherlands
Synopsys Taiwan Co., Ltd.	Taiwan
Synopsys USIE Holdings LLC	Delaware

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synopsys, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.